Reliant Pharmaceuticals, Inc.
110 Allen Road
Liberty Corner, NJ 07938
908-580-1200
Fax: 908-542-9405

November 21, 2007

Jennifer Riegel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C.  20549

Re:                               Reliant Pharmaceuticals, Inc.

Dear Ms. Riegel:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Reliant Pharmaceuticals, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-145309), together with all exhibits thereto, initially filed with the Commission on August 10, 2007 and amended on September 14, October 1, 2007, October 24, 2007 and October 26, 2007 (the “Registration Statement”), effective as of the date hereof.  The Company and the selling stockholders identified in the Registration Statement have determined not to conduct an offering of securities contemplated in the Registration Statement.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement.  Please fax a copy of the order to the Company’s counsel, Cathy A. Birkeland of Latham & Watkins LLP, at (312) 993-9767.

Very truly yours,

Reliant Pharmaceuticals, Inc.

By:	/s/ Robert R. Ferguson
Name:	Robert R. Ferguson III
Title:	Chief Financial Officer